UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                             Ravenswood Winery, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   754438 10 9
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

         The Ravenswood Winery, Inc. Voting Trust

2.       Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)[  ]
         (b)[  ]

3.       SEC Use Only:


4.       Citizenship or Place of Organization:

         California

Number of Shares Beneficially Owned by Each Reporting Person With:

5.       Sole Voting Power:

         2,096,581 shares of Common Stock.


6.       Shared Voting Power:

         None.

7.       Sole Dispositive Power:

         None.

8.       Shared Dispositive Power:

         None

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         2,096,581 shares

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

         [  ]

11.      Percent of Class Represented in Row 9:

         43.18% (percentage ownership is calculated based on 4,855,053 shares of Common Stock outstanding as of February 10, 2000).

12.      Type of Reporting Person (See Instructions):

                  OO

Item 1.

         (a)   Name of Issuer:

                  Ravenswood Winery, Inc.

         (b)   Address of Issuer's Principal Executive Offices:

                  18701 Gehricke Road
                  Sonoma, CA 95476

Item 2.

         (a)   Name of Person Filing:

                  The Ravesnwood Winery, Inc. Voting Trust

         (b)   Address of Principal Business Office or, if None, Residence:

                  c/o Ravenswood Winery, Inc.
                  18701 Gehricke Road
                  Sonoma, CA 95476


         (c)   Citizenship:

                  N/A

         (d)   Title of Class of Securities:

                  Common Stock

         (e)   CUSIP Number:

                  754438 10 9

Item 3.  Inapplicable.

Item 4.  Ownership

         (a)   Amount beneficially owned:


         (b)  Percent  of  class:

         43.18% (percentage ownership is calculated based on 4,855,053 shares of Common Stock outstanding as of February 10, 2000).

         (c)   Number of shares as to which such person has:

                   (i)     Sole power to vote or to direct to the vote:

                           None.

                  (ii)     Shared power to vote or to direct the vote:

                           2,096,581 shares of Common Stock.

                  (iii) Sole power to dispose or to direct the disposition of:

                           None.

                  (iv) Shared power to dispose or to direct the disposition of:

                           None.

Item 5.           Ownership of Five Percent or Less of a Class.

                           Inapplicable.

Item 6.           Ownership of Five Percent on Behalf of Another Person.

                           Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                           Inapplicable.

Item 8.           Identification and Classification of Members of the Group.

                           Inapplicable.

Item 9.           Notice of Dissolution of Group.

                           Inapplicable.

Item 10. Certification.

                           Inapplicable.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2000




Signature:     /s/ Joel E. Peterson
          _________________________________
               Joel E. Peterson, Trustee